SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No.         )

HINES REAL ESTATE INVESTMENT TRUST, INC.

(Name of Subject Company)
HINES REAL ESTATE INVESTMENT TRUST, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Charles N. Hazen

2800 Post Oak Boulevard

Suite 5000

Houston, Texas 77056-6118

(888) 220-6121

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With  copies to:

Judith D. Fryer, Esq.
Alice L. Connaughton, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
(212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the offer (the “Offer”) by MIRELF IV REIT Investments, LLC, a Delaware limited liability company (the “Offeror”) to purchase up to 20,000,000 shares of common stock, par value $0.001 per share (the “Common Stock” or the “Shares”) of Hines Real Estate Investment Trust, Inc. (the “Company”), at a purchase price equal to $3.50 per Share, in cash, less any required withholding taxes and without interest (the “Offer Price”).  The Offer is being made on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offeror on May 25, 2011 (together with the exhibits thereto, the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board”) unanimously recommends that the stockholders of the Company (the “Stockholders”) reject the Offer and not tender their Shares for purchase pursuant to the Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Hines Real Estate Investment Trust, Inc. The Company’s address is 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118. The Company’s principal telephone number is (888) 220-6121.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock. As of May 31, 2011, 224,763,607 shares were outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to a tender offer by MIRELF IV REIT Investments, LLC to purchase, subject to certain terms and conditions, up to 20,000,000 outstanding Shares, at a price of $3.50 per Share in cash, less any required withholding taxes and without interest. The Offeror indicated that the tender of Shares will include the tender of any and all securities in which the Shares may be converted and any securities distributed with respect to the Shares from and after July 29, 2011. The Offer is on the terms and conditions described in the Schedule TO. Unless the Offer is extended by the Offeror, it will expire at 5:00 p.m., Eastern Time, on July 29, 2011.

According to the Schedule TO, the Offeror’s business address is MIRELF IV REIT Investments, LLC, c/o Madison International Realty, LLC, 410 Park Avenue, 10th Floor, New York, NY 10022 and its telephone number is (212) 688-8777.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Director Compensation,” “Executive Compensation,” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A dated May 2, 2011 (the “Proxy Statement”), which information is incorporated herein by reference. The Proxy Statement was previously made available to all Stockholders and is available for free on the SEC’s website at www.sec.gov.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation or Recommendation

The Board thoroughly and carefully evaluated and assessed the terms of the Offer with the assistance of Hines Advisors Limited Partnership, the Company’s external advisor (the “Advisor”) and its outside legal and financial advisors. The Board has unanimously determined that the Offer is not in the best interests of the Company or the Stockholders.

Accordingly, the Board unanimously recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender its shares to the Offeror pursuant to the Offer and that an individual Stockholder may determine to tender based on, among other things, such Stockholder’s individual liquidity needs.

(b) Background

The Offeror commenced the Offer on May 25, 2011 at the Offer Price.  Subsequent to the commencement of the Offer, the Board held a meeting at which representatives of Greenberg Traurig LLP, the Company’s outside counsel (“Greenberg”)  and a representative of Locke Lord Bissell & Liddell, counsel to the independent members of the Board (“LLB&L”) were present to review certain legal matters.  Members of the management teams of the Company and the Advisor were also present to review with the Board the terms of the Offer and financial matters related thereto.  The Board discussed the terms of the Offer and, following these discussions, the Board unanimously determined that the Offer is not in the best interests of the Company or the Stockholders and recommended that the Stockholders reject the Offer and not tender their Shares to the Offeror for purchase pursuant to the Offer.

(c) Reasons for the Recommendation

In reaching the determination and in making the recommendation described above, the Board (i) reviewed the terms and conditions of the Offer; (ii) consulted with the Company’s management, the Advisor, and representatives of Greenberg and LLB&L; (iii) considered the recently determined estimate of per-share value of the Company’s Common Stock; (iv) considered other information relating to the Company’s historical financial performance, assets and future prospects and opportunities; and (iv) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, assets and future prospects.

The Board believes that the Offer is not in the best interests of the Company or the Stockholders for many reasons described herein, including that the Offer Price is significantly less than the estimated per-share value of the Company’s common stock of $7.78. As disclosed in the Company’s Current Reports on Form 8-K and 8-K/A filed with the SEC on  May 26, 2011 and May 27, 2011, respectively, on May 24, 2011, the Board established an estimated per-share value of the Company’s Common Stock of $7.78.  The estimate of the per-share value was made with consideration primarily of (1) valuations of the Company’s  real estate investments, including estimates of value which were determined by the Company’s management and independent third parties using methodologies that are commonly used in the commercial real estate industry (including discounted cash flow analyses and reviews of current, historical and projected capitalization rates for properties comparable to those owned by the Company); (2) valuations of notes payable, which were determined by an independent third party; and (3) the estimated values of other assets and liabilities which were determined by management, as of March 31, 2011.  In addition, the Company engaged an independent third party to review management’s market value estimates as of March 31, 2011 for selected assets that represented a substantial portion of the Company's property portfolio, and such third party has opined that management’s market value estimates are fair and reasonable.  Finally, the Board also considered the historical and anticipated results of operations of the Company, liquidity requirements and overall financial condition, the current and anticipated distribution payments, the current and anticipated capital and debt structure, and management’s and the Advisor’s recommendations and assessment of the Company’s prospects and expected execution of the Company’s operating strategies.

The valuations of the Company’s real estate assets and notes payable, as well as the methodology utilized by management and the Board in estimating the per-share value of the Company’s common shares, were based on a number of assumptions and estimates which may not be accurate or complete. No liquidity discounts or discounts relating to the fact that Hines REIT is currently externally managed were applied to the estimated per-share valuation, and no attempt was made to value Hines REIT as an enterprise.  As such, with respect to the estimated per-share value, there can be no assurances that: the estimated per-share value reflects the amount a Stockholder would obtain upon a sale of his or her shares or if the Company liquidated its assets; or the shares of the Company’s common stock would trade at the estimated per-share value if the shares were listed on a national securities exchange.

The Offer was launched prior to the announcement of the estimated per-share value of $7.78, and did not take the new estimated value into consideration.

In addition, the Board believes that the Offer is not in the best interests of the Company or the Stockholders for the following reasons:

•
The Board believes that the Offer Price is less than the potential long-term value of the Shares and that the Offer undervalues the Company, which belief is based on the factors that were considered by the Board in arriving at the estimated per-share value of $7.78 as described above;

•
Given the timing of the Offer and the Offer Price, the Board believes that the Offer represents an opportunistic attempt to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Offer of the opportunity to realize the potential long-term value of their investment in the Company;

•
As referenced in the Offeror’s Schedule TO, according to Direct Investments Spectrum, a publication that tracks trades in the informal secondary market, during the twelve months ended February 28, 2011, less than 0.05% of the Company’s Shares were traded on the secondary market at prices that ranged from a high of $7.50 per share to a low of $5.05 per share.  The Offer Price represents a discount of 53% and 31%,  respectively, from the high and low prices of reported transactions during that period, and such transactions occurred in a very illiquid market, which would tend to result in sellers receiving a lower price than they otherwise would;

•
The Offer is subject to certain conditions, some of which provide the Offeror with the sole discretion to determine whether the conditions have been met, such as the Offeror’s determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the shares to the Offeror; and

•
The Board remains committed to maximizing stockholder value over the long term and providing liquidity to the Stockholders at the time and in a manner that it believes to be in the best interests of the Company or the Stockholders.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board has unanimously determined that the Offer is not in the best interests of the Company or the Stockholders.

Accordingly, the Board unanimously recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender its shares to the Offeror pursuant to the Offer and that an individual Stockholder may determine to tender based on, among other things, such Stockholder’s individual liquidity needs.  In addition, the Board believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Offer, each Stockholder should keep in mind that (a) there is no formal, active trading market for the Shares, (b) as previously disclosed, the Board has suspended the Company’s share redemption program, except with respect to redemption requests made in connection with the death or disability of a Stockholder, and (c) the Board makes no assurances with respect to (i) future distributions or (ii) the timing of providing liquidity to the Stockholders.  Stockholders should note that there can be no assurance that the Offer Price is less than the potential long-term value of the Company.

(d) Intent to Tender

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such entity or person for purchase pursuant to the Offer.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8.	ADDITIONAL INFORMATION.

Forward-Looking Statements

This Schedule 14D-9 may include certain statements that may be deemed to be “forward-looking statements.” Such forward-looking statements relate to, without limitation, the Company’s potential long-term value and the estimated per-share value of the Common Stock. These statements are based on certain assumptions and analyses made by the Company in light of the Company’s experience and the Company’s perception of historical trends, current conditions, expected future developments and other factors the Company believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties which may cause the Company’s actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “continue,” or the negative of these words, or other similar words or terms. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors that may cause the Company’s results to vary are general economic and business (particularly real estate and capital market) conditions being less favorable than expected, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations (including changes to laws governing the taxation of REITs), availability and creditworthiness of prospective tenants, availability of capital (debt and equity), interest rate fluctuations, competition, tenants’ ability to pay rent and other factors, many of which are beyond the Company’s control. Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in the Company’s filings with the SEC and especially in the sections therein entitled “Risk Factors,” including, but not limited to, the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Letter to the Company’s Stockholders, dated June 9, 2011.*

(a)(2)	Transmittal Letter to the Company’s Stockholders, dated June 9, 2011.*

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 2, 2011.**

(g)	Not applicable.

*	Included in copy mailed to Stockholders.

**
The sections of the Company’s Definitive Proxy Statement specified in Item 3 hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 2, 2011.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HINES REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Charles N. Hazen
Name:	Charles N. Hazen
Title:	President and Chief Executive Officer

Dated: June 9, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Letter to the Company’s Stockholders, dated June 9, 2011.*

(a)(2)	Transmittal Letter to the Company’s Stockholders, dated June 9, 2011.*

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 2, 2011.**

(g)	Not applicable.

*	Included in copy mailed to Stockholders.

**
The sections of the Company’s Definitive Proxy Statement specified in Item 3 hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 2, 2011.